

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Manny Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Rd, Unit 75
Mississauga, ON LSA3P1, CANADA

> **Re: Zoompass Holdings, Inc.**
> **Form 8-K**
> **Filed April 21, 2020**
> **File No. 000-55792**

Dear Mr. Bettencourt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Scott Kline